UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of August 2019
Commission File Number:  001-16601
FRONTLINE LTD.
(Translation of registrant's name into English)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the “Company”) on August 27, 2019, reporting the Company’s results for the second quarter and six months ended June 30, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: August 29, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD. REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2019

Frontline Ltd. (the “Company” or “Frontline”), today reported unaudited results for the three and six months ended June 30, 2019:

Highlights

•	Net income attributable to the Company was $1.1 million, or $0.01 per share, for the second quarter of 2019.
•	Net income attributable to the Company was $4.2 million, or $0.02 per share adjusted for certain non-cash items for the second quarter of 2019.
•	Reported spot average daily time charter equivalent (“TCE”) for VLCCs, Suezmax tankers and LR2/Aframax tankers in the second quarter were $25,600, $16,200 and $18,100, respectively.
•
For the third quarter of 2019, we estimate spot TCE of $28,000 contracted for 83% of vessel days for VLCCs. The estimated spot TCE is provided using the load-to-discharge method of accounting. We expect the spot TCE for the full quarter to be lower primarily due to impact of ballast days at the end of the quarter.

•
In May and June 2019, the Company entered into agreements to purchase a Suezmax tanker resale and a VLCC resale both under construction in Korea and expected to be delivered in May 2020. In June 2019, the Company ordered two LR2 newbuildings from SWS, China, expected to be delivered in January and March 2021.

•	In August 2019, the Company entered into a non-binding term sheet together with Trafigura Group and Golden Ocean Group Limited (“Golden Ocean”) to establish a JV for the supply of marine fuels.
•
In August 2019, the Company entered into a sale and purchase agreement with Trafigura Maritime Logistics (“TML”) to acquire ten Suezmax tankers built in 2019. Five vessels will be chartered back to Trafigura on three-year time charters at a daily rate of $28,400 with a 50% profit share above the base rate.

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:

“Frontline is well positioned as we approach what we believe is an important inflection point in the tanker market.  The increase in US crude oil production is driving tonne-miles, refineries are coming back from maintenance and the impact of the IMO 2020 is expected to be positive. We believe the tanker market dynamics present a compelling opportunity across multiple time frames. Our recent agreement to acquire 10 Suezmax tankers, done with the support of our largest shareholder, increases our earnings potential significantly at what we believe is an ideal time. Frontline is well positioned ahead of the IMO 2020 implementation date with an average fleet age below four years, significant exposure to favourable scrubber economics, and the ability to source various fuel types on a timely and competitive basis through our fuel joint venture with Trafigura Group.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS added:

“Frontline is unique in its ability to access capital from a variety of sources on attractive terms.  Our strong standing with institutional lenders, combined with the financial support of our largest shareholder, allow us to react quickly to market changes and growth opportunities.  We will continue to consistently focus on maintaining our competitive break even levels to ensure we are well positioned to generate significant cash flow and create value for our shareholders.”

The average daily time charter equivalents (“TCE”) earned by Frontline in the quarter ended June 30, 2019, the prior quarter and in the year ended December 31, 2018 are shown below, along with spot estimates for the third quarter of 2019 and the estimated average daily cash break-even (“BE”) rates for the remainder of 2019:
Average daily time charter equivalents ("TCEs")
($ per day)	Spot			Spot estimates	% covered	Estimated average daily BE rates
	Q2 2019	Q1 2019	2018	Q3 2019		2019
VLCC	25,600	35,700	18,300	28,000	83%	24,500
SMAX	16,200	28,200	17,300	18,300	70%	21,300
LR2	18,100	24,000	14,900	16,800	68%	16,200

The estimated average daily cash break-even rates are the daily TCE rates the vessels must earn in order to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire and general and administrative expenses.

Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. The actual rates to be earned in the third quarter of 2019 will therefore depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked based on load to discharge accounting principles.

On May 15, 2019 the Company disclosed that spot TCE of $34,800 per day had been contracted for 63% of vessel days for our VLCCs. As described above, due to the limited number of additional laden days at the end of the second quarter, additional revenues booked were limited and as such the total revenues for the 63% of vessel days contracted was spread over 100% of the days in the quarter, resulting in a lower TCE per day by the end of the second quarter.

The load-to-discharge method of accounting results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized.

When expressing TCE per day for the second quarter of 2019, the Company uses the total available days for the quarter and not just the number of days the vessel is laden.

The Fleet

As of June 30, 2019, the Company’s fleet consisted of 63 vessels, with an aggregate capacity of approximately 12.2 million DWT:

(i)	48 vessels owned by the Company (14 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	three VLCCs that are under finance leases;
(iii)	one VLCC that is recorded as an investment in finance lease;
(iv)	two VLCCs chartered in from an unrelated third party; and
(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

As of June 30, 2019, the Company had entered into fixed rate time charter-out contracts for one LR2 tanker and two Suezmax tankers all with expiry in Q1 2020 at average rates of $19,500 per day, $23,750 per day and $17,000 per day plus profit split, respectively.

In April, 2019 the Company took delivery of the VLCC newbuilding Front Discovery.

In May 2019, the Company entered into an agreement to purchase a scrubber-equipped Suezmax tanker resale under construction at Hyundai Samho Heavy Industries ("HSHI"), Korea, expected to be delivered in May 2020, at a cost of $65.4 million.

In June 2019, the Company entered into an agreement to purchase a scrubber-equipped VLCC resale under construction at HSHI, expected to be delivered in May 2020, at a cost of $92.5 million.

In June 2019, the Company ordered two LR2 newbuildings from Shanghai Waigaoqiao Shipbuilding Co. Ltd. ("SWS"), China, expected to be delivered in January and March 2021 at a cost of $46.7 million each.

In June 2019, an explosion occurred on the LR2 tanker Front Altair shortly after the vessel had passed through the Strait of Hormuz in the Persian Gulf.  The 23 crew members on board the Front Altair were unharmed after being rescued by a cargo vessel. Frontline was able to deploy emergency responders in a timely manner, who extinguished the fire within hours of the incident and there was no pollution. Front Altair is presently undergoing repairs and is expected to resume operation in the fourth quarter of 2019. The Company’s modern vessels are designed to withstand catastrophic events in order to ensure the safety of the crew and cargo.

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance; protection and indemnity insurance, which include environmental damage and pollution insurance coverage; freight, demurrage and defense insurance, which provides protection for ship owners and operators for legal and other costs incurred in relation to disputes that are uninsured; and war risk insurance. As such, the impact of the incident on the results of operation and financial position is expected to be minor.

The Company has an extensive dry dock program in the third and fourth quarter of 2019 due to scrubber installations. This will result in higher dry dock costs and additional off hire.

Newbuilding Program

As of June 30, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are both expected to be delivered in May 2020 and two LR2 tankers which are expected to be delivered in January and March 2021.

As of June 30, 2019, total instalments of $26.1 million had been paid and remaining commitments amounted to $225.1 million, of which we expect $18.5 million to be paid in 2019, $141.3 million to be paid in 2020 and $65.3 million to be paid in 2021. As of August 26, 2019, Frontline has committed bank financing in place to finance the Suezmax tanker newbuilding and estimates a loan amount of $42.9 million will be drawn in 2020. The Company is in discussions with banks to finance the VLCC newbuilding and the two LR2 newbuildings and is confident that it will be able to do so on favorable terms.

Financing Update

In April 2019, the Company signed an amendment on similar terms to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance exhaust gas cleaning systems (“EGCS”) to be installed on the VLCC Front Discovery. The additional tranche was subsequently drawn down in April 2019 along with the delivery tranche of $55.3 million.

In June 2019, the Company signed amendments to two senior secured term loan facilities with Credit Suisse financing four VLCCs to increase the committed amount under each facility by up to $15.0 million, or by $30.0 million in total, on the same terms as existing facilities. The additional $30.0 million was subsequently drawn down in June 2019. These vessels were initially financed at lower market values, and the increase in the size of the facilities was made in order to maintain a targeted leverage of 65% of the market value on the vessels.

In June 2019, the Company repaid $30.0 million under its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd.  As of June 30, 2019, $155.0 million remains available and undrawn under the facility.

In August 2019, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse. The facility matures five years after delivery and carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance the Suezmax tanker resale under construction at HSHI. The facility is subject to final documentation.

Corporate Update

Pursuant to the Company’s stated dividend policy, the Board has decided not to pay a dividend for the second quarter of 2019.

The Company had 170,968,092 ordinary shares outstanding as of June 30, 2019. The weighted average number of shares outstanding for the quarter was 170,069,336.

Second Quarter 2019 Results

The Company reports net income attributable to the Company of $1.1 million for the second quarter of 2019 compared with net income of $40.0 million in the previous quarter. The net income attributable to the Company adjusted for certain non-cash items was $4.2 million for the second quarter of 2019. The non-cash items consisted of a $1.7 million unrealized gain on marketable securities, a $0.8 million share of results of Feen Marine Scrubbers Inc. (“FMSI”) and a loss on derivatives of $5.6 million.

In March 2019, the Company sold 1.3 million shares of Golden Ocean for proceeds of $6.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in June 2019 for $6.6 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in September 2019 for $6.7 million and received a net cash settlement of $0.1 million after adjustment for foreign exchange differences. This has been treated as a draw down of debt.

Reconciliation of net (loss) income attributable to the Company adjusted for certain non-cash items:

(in millions of $)	Q2 2019	Q1 2019	Six months ended June 2019	Six months ended June 2018
Net income (loss) attributable to the Company	1.1	40.0	41.1	(36.5)
Add back:
Loss on termination of vessel lease, net of cash paid	—	—	—	5.8
Unrealised loss on marketable securities	—	1.4	1.4	0.3
Loss on derivatives	5.6	4.1	9.7	—

Less:
Gain on derivatives	—	—	—	(7.0)
Unrealised gain on marketable securities	(1.7)	—	(1.7)	(0.8)
Share of results of associated company	(0.8)	—	(0.8)	—
Release of accrued dry docking costs	—	—	—	(2.1)
Gain on sale of shares	—	—	—	(1.0)
Net income attributable to the Company adjusted for certain non-cash items	4.2	45.5	49.7	(41.3)
(in thousands)
Weighted average number of ordinary shares	170,069	169,821	169,946	169,809

(in $)
Basic earnings (loss) per share	0.01	0.24	0.24	(0.21)
Basic earnings per share adjusted for certain non-cash charges	0.02	0.27	0.29	(0.24)

1 This press release describes net income attributable to the Company adjusted for certain non-cash items and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures presented in this press release provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.

Strategy and Market Outlook
The second quarter of 2019 saw the largest year on year decline in global refinery throughput in the last decade due to extended maintenance ahead of IMO 2020. Refineries are now restoring capacity, throughput is rebounding swiftly and the second half of 2019 is expected to see about 2 million barrels per day in refining capacity onstream in Asia compared to the first half of the 2019.  Crude oil demand forecasts remain healthy, although the IEA’s growth forecast for 2019 and 2020 have been reduced to 1.1 and 1.3 million barrels per day.

For the balance of 2019, we expect the market to remain volatile due to crude oil supply concerns and geopolitical tensions, but continue to trend higher as crude oil volumes return. Exports from the Atlantic basin will continue to grow, driven primarily by increasing U.S. production, which is forecasted to grow by 1.4 and 0.9 million barrels per day in 2019 and 2020, respectively. A large portion of incremental production is flowing to Asia, supporting strong growth in tonne-mile demand.

The growth of the crude oil tanker fleet remains a key factor for the tanker market. Thus far in 2019, 41 VLCCs have been added to the global fleet compared to three vessel demolitions.  An additional 33 VLCCs are scheduled to be delivered in 2019 with 43 more to follow in 2020 before the orderbook declines sharply.  It is important to note that both the VLCC and Suezmax tanker order book as a percentage of the total fleet are at the lowest levels seen in over 20 years. The orderbook has been the biggest challenge for the tanker markets over the last 24 months.  The removal of this overhang is positive, but a surge in new orders can of course quickly change this.

Despite continued deliveries of newbuilding vessels in the short term, effective crude tanker capacity growth is expected to slow as vessels are taken out of service for regular dockings, scrubber or ballast water installation and preparation of vessel fuel tanks for the IMO 2020 regulations.  While the pace of recycling has slowed significantly compared to last year, there are still 170 VLCCs that are greater than 15 years of age. As we have previously stated, we believe a large number of older vessels will be taken out of the market and either be recycled or repurposed for floating storage as part of a regulation-driven phasing out of older vessels.

The Company’s constructive market view is reflected in our recent vessel acquisitions and newbuilding orders.  Most notably, our acquisition of 10 2019-built Suezmax tankers from TML instantly adds incremental earnings generation potential.  We are also pleased to further extend our relationship with Trafigura Group through our joint venture to form a leading global supplier of marine fuels.  We expect the latter will benefit the Company as we approach IMO 2020 by mitigating risk relating to availability and quality of fuel supplies.  We believe we are well positioned for the new regulations through the joint venture, our very modern, fuel efficient fleet and our exposure to the potential financial benefits of exhaust gas cleaning systems.

Given our market view, we maintain high spot exposure for our available operating days, but have secured three year time charter contracts for five of the 10 Suezmax tankers purchased from TML, which still provide upside through a 50% share of profits above the daily base charter rates. Apart from those contracts, existing charter-out contracts total two Suezmax tankers and one LR2 with expiry in the first quarter of 2020. We also hold two VLCC charter-in contracts with expiry in the second quarter of 2020 with options to extend for 12 months significantly below current time charter market levels. We will remain opportunistic with respect to managing our spot exposure and expect to increase our coverage through the expected upcycle.

Frontline has one of the largest and most modern fleets in the industry with an average age now below four years. We always remain focused on maintaining cost-efficient operations and low breakeven levels. Against the backdrop of an expectation for a strong market for the balance of 2019 and into 2020, we believe we are exceptionally well positioned to create significant value to our shareholders.

Conference Call and Webcast

On August 27, 2019 at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

Norway	+47 2156 3162
Norway toll free	800 10392
UK	+44 (0) 203 009 5710
UK Toll Free	0 800 376 7425
USA	+1 917 720 0178
USA Toll Free	866 869 2321
Conference ID	8688637

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontline.bm, under the ‘Webcast’ link.

A replay of the conference call will be available for seven days following the live call. The following numbers may be used to access the telephonic replay:

UK LocalCall	0 844 571 8951
UK FreeCall	0 808 238 0667
Std International	+44 (0) 333 300 9785
Norway	21 03 42 35
USA	+1 (917) 677-7532
USA Toll Free	+1 (866) 331-1332
Conference ID	8688637

Participant information required: Full name & company

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
August 26, 2019

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2018 Apr-Jun	2019 Apr-Jun	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $)	2019 Jan-Jun	2018 Jan-Jun	2018 Jan-Dec
166,821	193,408	Total operating revenues	431,683	336,442	742,266

(554)	1,711	Other operating gain (loss)	969	(6,670)	10,206

94,461	90,664	Voyage expenses and commission	188,176	183,500	377,772
(6,450)	(1,524)	Contingent rental (income) expense	(2,555)	(13,145)	(19,738)
32,116	37,693	Ship operating expenses	70,425	66,849	130,623
6,173	2,140	Charterhire expenses	4,244	8,490	21,244
9,221	10,988	Administrative expenses	20,880	18,769	37,294
31,755	28,318	Depreciation	55,719	63,546	122,566
167,276	168,279	Total operating expenses	336,889	328,009	669,761
(1,009)	26,840	Net operating income (loss)	95,763	1,763	82,711
256	413	Interest income	674	396	843
(24,110)	(23,244)	Interest expense	(46,685)	(45,712)	(93,275)
—	—	Gain on sale of shares	—	1,026	1,026
802	1,683	Unrealized gain (loss) on marketable securities	302	491	(3,526)
—	842	Share of results of associated company	842	—	246
(556)	(27)	Foreign currency exchange loss	(173)	(1,164)	(869)
1,869	(5,582)	Gain (loss) on derivatives	(9,682)	6,954	4,256
138	55	Other non-operating items	92	94	506
(22,610)	980	Net income (loss) before income taxes and non-controlling interest	41,133	(36,152)	(8,082)
(59)	25	Income tax expense	(17)	(73)	(316)
(22,669)	1,005	Net income (loss)	41,116	(36,225)	(8,398)
(191)	77	Net (income) loss attributable to non-controlling interest	(3)	(276)	(482)
(22,860)	1,082	Net income (loss) attributable to the Company	41,113	(36,501)	(8,880)
(0.13)	0.01	Basic earnings (loss) per share attributable to the Company ($)	0.24	(0.21)	(0.05)

2018 Apr-Jun	2019 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2019 Jan-Jun	2018 Jan-Jun	2018 Jan-Dec
	—
(22,669)	1,005	Net income (loss)	41,116	(36,225)	(8,398)
727	(36)	Foreign exchange gain (loss)	70	889	893
727	(36)	Other comprehensive income (loss)	70	889	893
(21,942)	969	Comprehensive income (loss)	41,186	(35,336)	(7,505)
	—
191	(77)	Comprehensive (income) loss attributable to non-controlling interest	3	276	482
(22,133)	1,046	Comprehensive income (loss) attributable to the Company	41,183	(35,612)	(7,987)
(21,942)	969	Comprehensive income (loss)	41,186	(35,336)	(7,505)

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	Jun 30 2019	Dec 31 2018
ASSETS
Current assets
Cash and cash equivalents	90,793	66,484
Restricted cash	1,254	1,420
Marketable securities	978	836
Marketable securities pledged to creditors	8,552	8,392
Other current assets	192,151	231,113
Total current assets	293,728	308,245

Non-current assets
Newbuildings	26,205	52,254
Vessels and equipment, net	2,605,477	2,476,755
Vessels under finance lease, net	84,709	90,676
Right of use assets under operating leases	17,260	—
Investment in finance lease	10,822	10,979
Investment in associated company	4,088	6,246
Goodwill	112,452	112,452
Other long-term assets	14,316	20,234
Total non-current assets	2,875,329	2,769,596
Total assets	3,169,057	3,077,841

LIABILITIES AND EQUITY
Current liabilities
Short term debt	128,091	120,479
Current portion of obligations under finance lease	11,042	11,854
Current portion of obligations under operating lease	8,907	—
Other current liabilities	89,858	81,885
Total current liabilities	237,898	214,218

Non-current liabilities
Long term debt	1,624,097	1,610,293
Obligations under finance lease	82,280	87,930
Obligations under operating lease	8,698	—
Other long-term liabilities	1,196	1,183
Total non-current liabilities	1,716,271	1,699,406

Commitments and contingencies
Equity
Frontline Ltd. equity	1,214,667	1,163,800
Non-controlling interest	221	417
Total equity	1,214,888	1,164,217
Total liabilities and equity	3,169,057	3,077,841

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2018 Apr-Jun	2019 Apr-Jun	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2019 Jan-Jun	2018 Jan-Jun	2018 Jan-Dec
		OPERATING ACTIVITIES
(22,669)	1,005	Net income (loss)	41,116	(36,225)	(8,398)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
32,373	28,959	Depreciation and amortization of deferred charges	56,941	64,767	125,038
554	—	Other operating loss (gain)	—	6,670	(10,308)
(6,450)	(1,525)	Contingent rental (income) expense	(2,556)	(13,145)	(21,273)
—	—	(Gain) on sale of shares	—	(1,026)	(1,026)
(784)	(1,683)	Unrealised (gain) loss on marketable securities	(302)	(473)	3,526
—	(842)	Share of results of associated company	(842)	—	(246)
(1,560)	6,158	(Gain) loss on derivatives	10,874	(6,578)	(3,190)
629	121	Other, net	654	1,693	743
(893)	10,886	Change in operating assets and liabilities	34,951	(2,438)	(38,695)
1,200	43,079	Net cash provided by operating activities	140,836	13,245	46,171

		INVESTING ACTIVITIES
(17,072)	(87,735)	Additions to newbuildings, vessels and equipment	(147,579)	(203,243)	(216,310)
—	2,210	Finance lease payments received	2,210	2,471	5,336
—	—	Investment in associated company	—	—	(6,000)
—	—	Return of loan to associated company	3,000	—	—
—	—	Purchase of shares from non-controlling interest	(269)	—	—
—	—	Proceeds from sale of shares	—	17,757	17,757
(17,072)	(85,525)	Net cash used in investing activities	(142,638)	(183,015)	(199,217)

		FINANCING ACTIVITIES
51,355	89,515	Proceeds from debt	144,765	243,236	298,871
(27,757)	(58,975)	Repayment of debt	(124,446)	(54,002)	(172,412)
(2,963)	(2,180)	Repayment of capital leases	(3,355)	(6,163)	(10,094)
—	9,316	Net proceeds from issuance of shares	9,316	—	85
—	(335)	Debt fees paid	(335)	—	—
(386)	—	Dividends paid	—	(386)	(386)
20,249	37,341	Net cash (used in) provided by financing activities	25,945	182,685	116,064

4,377	(5,105)	Net change in cash and cash equivalents and restricted cash	24,143	12,915	(36,982)
113,424	97,152	Cash and cash equivalents and restricted cash at start of period	67,904	104,886	104,886
117,801	92,047	Cash and cash equivalents and restricted cash at end of period	92,047	117,801	67,904

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2019 Jan-Jun	2018 Jan-Jun	2018 Jan- Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	169,821,192	169,809,324	169,809,324
Shares issued	1,146,900	—	11,868
Balance at end of period	170,968,092	169,809,324	169,821,192

SHARE CAPITAL
Balance at beginning of period	169,821	169,809	169,809
Shares issued	1,147	—	12
Balance at end of period	170,968	169,809	169,821

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	198,497	197,399	197,399
Stock compensation expense	438	676	1,025
Adjustment on repurchase of non-controlling interest	(70)	—	—
Shares issued	8,169	—	73
Balance at end of period	207,034	198,075	198,497

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	1,090,376	1,090,376	1,090,376

OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of period	224	2,227	2,227
Other comprehensive income (loss)	70	889	893
Adjustment on adoption of changes in ASC 825	—	(2,896)	(2,896)
Balance at end of period	294	220	224

RETAINED DEFICIT
Balance at beginning of period	(295,118)	(272,503)	(272,503)
Net income (loss) attributable to the Company	41,113	(36,501)	(8,880)
Adjustment on adoption of ASC 606	—	(16,631)	(16,631)
Adjustment on adoption of changes in ASC 825	—	2,896	2,896
Balance at end of period	(254,005)	(322,739)	(295,118)

EQUITY ATTRIBUTABLE TO THE COMPANY	1,214,667	1,135,741	1,163,800

NON-CONTROLLING INTEREST
Balance at beginning of period	417	321	321
Net income (loss) attributable to non-controlling interest	3	276	482
Adjustment on repurchase of non-controlling interest	(199)	—	—
Dividend paid to non-controlling interest	—	(386)	(386)
Balance at end of period	221	211	417
TOTAL EQUITY	1,214,888	1,135,952	1,164,217

FRONTLINE LTD.
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline Ltd. (the “Company” or “Frontline”) is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 28, 2019.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018, with the exception of certain changes noted below.

The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company did not have any unamortized initial direct costs as of January 1, 2019 that needed to be written off; (ii) the Company did not have any lease incentives or accrued rental transactions that needed to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is the same and even if accounted for separately, the lease component of such contracts would be considered operating leases.

The Company currently has three major categories of leases - chartered-in vessels, vessels under capital lease and leased office and other space. Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, which have then been amortized during the six months ended June 30, 2019. The Company does not expect the implementation of this standard to cause a material change in the Company's operating expenses in the fiscal year 2019. The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.

ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates.
For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic earnings per share are as follows:

(in thousands of $)	2019 Jan-Jun	2018 Jan- Jun	2018 Jan-Dec
Net income attributable to the Company	41,113	(36,501)	(8,880)

(in thousands)
Weighted average number of ordinary shares	169,946	169,809	169,810

4. NEWBUILDINGS

As of June 30, 2019, the Company’s newbuilding program comprised one Suezmax tanker and one VLCC, which are both expected to be delivered in May 2020, and two LR2 tankers which are expected to be delivered in January and March 2021.

As of June 30, 2019, total instalments of $26.1 million had been paid and remaining commitments amounted to $225.1 million, of which we expect $18.5 million to be paid in 2019, $141.3 million to be paid in 2020 and $65.3 million to be paid in 2021.

In January 2019, the Company took delivery of the VLCC newbuilding Front Defender.

In April 2019, the Company took delivery of the VLCC newbuilding Front Discovery.

5. DEBT

The Company drew down $55.3 million in January 2019 under its $110.5 million term loan facility with Credit Suisse in connection with the delivery of one VLCC.

In April 2019, the Company signed an amendment on similar terms to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance exhaust gas cleaning systems (“EGCS”) to be installed on the VLCC Front Discovery. The additional tranche was subsequently drawn down in April 2019 along with the delivery tranche of $55.3 million.

In June 2019, the Company signed amendments to two senior secured term loan facilities with Credit Suisse financing four VLCC’s to increase the committed amount under each facility by up to $15.0 million, or $30.0 million in total. The additional $30.0 million was subsequently drawn down in June 2019.

The Company repaid $66.0 million in the six months ended June 30, 2019 under its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. As of June 30, 2019, $155.0 million remains available and undrawn.

6. MARKETABLE SECURITIES

In March 2019, the Company sold 1.3 million shares of Golden Ocean for proceeds of $6.6 million. At the same time, the Company entered into a forward contract to repurchase 1.3 million shares of Golden Ocean in June 2019 for $6.6 million. As partial settlement of the contract, the Company entered into a new forward contract to repurchase the shares in September 2019 for $6.7 million and as such received a net cash settlement of $0.1 million after adjustment for foreign exchange differences. This has been treated as a draw down of debt.

7. INVESTMENT IN ASSOCIATED COMPANY

In January 2019, Frontline announced that its ownership interest in Feen Marine Scrubbers Inc ("FMSI") had increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.

In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.

A share of results of FMSI of $0.8 million was recognized in the second quarter of 2019.

8. SHARE CAPITAL

The Company had an issued share capital at June 30, 2019 of $170,968,092 divided into 170,968,092 ordinary shares (December 31, 2018: $169,821,192 divided into 169,821,192 ordinary shares) of $1.00 par value each.

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an at-the-market share offering ("ATM"). In the second quarter of 2019, the Company issued 1,146,900 shares for combined proceeds of $9.3 million.

9. RELATED PARTY TRANSACTIONS

The Company’s most significant related party transactions are with Ship Finance International Limited (“Ship Finance”), a company under the significant influence of the Company’s largest shareholder. The Company leased three of its vessels from Ship Finance at June 30, 2019 and pays Ship Finance profit share based on the earnings of these vessels. Profit share arising in the six months ended June 30, 2019 was $1.5 million, which was $2.6 million less than the amount accrued in the lease obligations payable when the leases were recorded at fair value at the time of the Company's merger with Frontline 2012.

In the six months ended June 30, 2019 the Company repaid $66.0 million under its senior unsecured loan facility of up to $275.0 million with an affiliate of Hemen Holding Ltd., the Company's largest shareholder.

In the six months ended June 30, 2019 the Company paid or accrued amounts totalling $3.6 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.

In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in July 2018.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

10. COMMITMENTS AND CONTINGENCIES

As of June 30, 2019, the Company’s newbuilding program comprised one Suezmax tanker, one VLCC and two LR2 tankers.

As of June 30, 2019, total instalments of $26.1 million had been paid and remaining commitments amounted to $225.1 million, of which we expect $18.5 million to be paid in 2019, $141.3 million to be paid in 2020 and $65.3 million to be paid in 2021.

As of August 26, 2019, Frontline has committed bank financing in place to finance delivery of the Suezmax tanker newbuilding and estimates a loan amount of $42.9 million will be drawn in 2020. The Company is in discussions with banks to finance the delivery of the VLCC newbuilding and two LR2 newbuildings and is confident that it will be able to do so on favourable terms.

As of June 30, 2019, the Company has committed to the installation of EGCS on 16 vessels owned by the Company, with a financial commitment of $12.1 million, excluding installation costs. The Company has also agreed with Ship Finance to equally share the cost of installation of EGCS on two VLCCs chartered from Ship Finance. The Company's remaining commitment on these vessels is $0.5 million, excluding installation costs, which is due in 2019.

As of June 30, 2019, the Company has committed to the installation of Ballast Water Treatment Systems on five vessels, with a remaining commitment of $1.3 million excluding installation costs, which is due in 2019.

11. SUBSEQUENT EVENTS

In July 2019, 2,149,218 shares were issued through the ATM for combined proceeds of $17.3 million.

In August 2019, the Company obtained a financing commitment for a senior secured term loan facility in an amount of up to $42.9 million with Credit Suisse. The facility matures five years after delivery and carries an interest rate of LIBOR plus a margin of 190 basis points and has an amortization profile of 18 years. The facility will be used to partially finance the Suezmax tanker resale under construction at HSHI. The facility is subject to final documentation.

In August 2019, the Company and Golden Ocean announced that they have entered into a non-binding term sheet agreement with Trafigura Group  to establish a leading global supplier of marine fuels (the “JV”). Frontline and Golden Ocean will acquire 15 percent and 10 percent interests in the JV, respectively and Trafigura Group will contribute its existing physical bunkering activities to the JV. Subject to agreement on final terms, the JV is expected to commence operations in the third quarter of 2019, and will act as the exclusive purchaser of marine fuels for Trafigura Group, Frontline and Golden Ocean, as well as certain entities affiliated with Hemen Holding Ltd, Frontline and Golden Ocean’s largest shareholder.

In August 2019, the Company announced that it has entered into a sale and purchase agreement with Trafigura Maritime Logistics (“TML”), a wholly-owned subsidiary of Trafigura Pte Ltd (“Trafigura”)and certain related entities to acquire ten Suezmax tankers built in 2019 through the acquisition of a TML special purpose vehicle which holds the vessels (the “Acquisition”). As part of the Acquisition, Frontline has options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second TML special purpose vehicle.

The Transaction consideration consists of (i) 16,035,856 ordinary shares of Frontline at an agreed price of $8.00 per share issuable upon signing; which have been issued as of the date of this report; and (ii) a cash amount ranging from $538.0 million to $547.0 million, payable upon the closing of the Acquisition. Closing of the Acquisition is targeted as soon as practically possible with November 15, 2019 being the earliest and March 15, 2020 being the latest expected date.

To obtain earlier exposure to the vessels, Frontline has agreed to time charter all the ten vessels from Trafigura until closing of the Acquisition at a daily rate of approximately $23,000. Frontline has also agreed to charter five of these vessels back to Trafigura on three-year time charters at a daily base rate of $28,400 with a 50% profit share above the base rate.

Frontline is in discussions with leading lending banks who have indicated an interest in providing financing for the Acquisition. An affiliate of Hemen Holding Ltd., Frontline’s largest shareholder, has offered a $547.0 million commitment at closing of the Acquisition through a three year facility at terms viewed as attractive.

Following the closing of the Acquisition, Trafigura will own approximately 8.48% of the ordinary shares of Frontline, and Frontline will have a total of 189,153,166 outstanding shares par value $1.00 each. Frontline has two separate options to acquire two plus two additional Suezmax tankers that expire on September 12, 2019 and September 24, 2019. The second option will expire if the first option is not validly exercised. The transaction structure for the four optional vessels will be similar to that of the ten firm vessels. The number of ordinary shares to be issued if one or both of the options are exercised will be based on the volume weighted average trading price of Frontline’s ordinary shares on the NYSE over the 20 days prior to the option exercise date. All four option vessels are 2019 Chinese built and fitted with exhaust gas cleaning systems.